ROBERT W. DIXON
312-609-7742
rdixon@vedderprice.com
February 22, 2008
VIA E-MAIL AND EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene, Senior Counsel

Re:	Calamos Strategic Total Return Fund
File Nos. 333-146943 and 811-21484
Calamos Convertible Opportunities and Income Fund
File Nos. 333-146945 and 811-21080
Calamos Convertible and High Income Fund
File Nos. 333-146947 and 811-21319
Calamos Global Total Return Fund
File Nos. 333-146944 and 811-21547
To the Commission:
     On behalf of the above-referenced funds (each, a “Fund” and together, the “Funds”) and pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”), Pre-Effective Amendment No. 2 to each Fund’s Registration Statement on Form N-2 relating to the offering by each Fund of common, preferred or debt securities in one or more offerings on an immediate, continuous or delayed basis (each, an “Amendment” and together, the “Amendments”) was filed on February 22, 2008 with the Securities and Exchange Commission (the “Commission”). The purpose of the Amendments is to respond to comments received from the Commission staff and to complete certain information required by Form N-2.
     The Funds received oral comments on Pre-Effective Amendment No. 1 to each of the Registration Statements as filed with the Commission on January 30, 2008 in a telephone conference between the undersigned and Mr. Larry L. Greene of the Commission staff on February 14, 2008. The following sets forth those comments and the Funds’ responses thereto.
     Please note that the Funds are concurrently submitting a request for acceleration of effectiveness of the Registration Statements under separate cover.

United States Securities and Exchange Commission
February 22, 2008

1. Comment: Please state whether the Funds meet the registrant and transaction eligibility requirements of Form S-3 since the Funds are relying on Rule 415(a)(1)(x) to make the offerings contemplated in the Registration Statements.
Response: Each of the Funds meets the registrant1 and transaction2 eligibility requirements of Form S-3 and, thus, is eligible to rely on Rule 415(a)(1)(x) to make the offerings contemplated in the Registration Statements. With respect to registrant requirements, (1) each Fund is organized in Delaware and has its principal business operations in the United States, (2) each Fund’s common shares are registered pursuant to Section 12(b) of the Exchange Act, (3) each Fund has been subject to Section 12 of the Exchange Act and the Investment Company Act of 1940 for more than twelve months and has timely filed all reports required thereunder over the last twelve months and up to the present, (4) none of the Funds has, since the end of its last fiscal year, failed to pay any dividend or sinking fund installment on preferred stock or defaulted on any installment on indebtedness for borrowed money and (5) each Fund has filed all required electronic filings in accordance with Regulation S-T. With respect to the transaction requirements, all offerings contemplated in Registration Statements will be for cash, and

[1]	Instruction I.A to Form S-3 requires, in relevant part, that: (1) The registrant is organized under the laws of the United States or any State or Territory or the District of Columbia and has its principal business operations in the United States or its territories; (2) The registrant has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act; (3) The registrant: (a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this Form; and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement [other than certain Form 8-K reports]. If the registrant has used (during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement) Rule 12b-25(b) under the Exchange Act with respect to a report or a portion of a report, that report or a portion thereof has actually been filed within the time period prescribed by the Rule;...(5) Neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on an installment or installments on indebtedness for borrowed money or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated or unconsolidated subsidiaries, taken as a whole;...and (8) Electronic Filings: In addition to satisfying the foregoing conditions, a registrant subject to the electronic filing requirements of Rule 101 of Regulation S-T (§232.101 of this chapter) shall have filed with the Commission all required electronic filings, including confirming electronic copies of documents submitted in paper pursuant to a hardship exemption as provided by Rule 201 or Rule 202(d) of Regulation S-T (§232.201 or §232.202(d) of this chapter).

[2]	Instruction I.B.1 of Form S-3 requires, in relevant part, that the securities must be offered for cash by or on behalf of a registrant and that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.

United States Securities and Exchange Commission
February 22, 2008

the aggregate market value of each Fund’s common equity held by non-affiliates exceeds $75 million.
2. Comment: The first paragraph of disclosure captioned “Prospectus Summary — Distributions” discusses distribution history. Each Fund discloses in the first sentence that it has made regular distributions to its shareholders for a specified period. Please disclose whether any of the Funds’ historical distributions have included a return of capital.
Response: In response to the staff’s comment, each Fund has included in its Amendment the following sentence in the second paragraph following the caption “Prospectus Summary — Dividends and Distributions on Common Shares”: “To date, however, none of the Fund’s distributions have included a return of capital as determined on a tax basis during any calendar year.”
3. Comment: Global Total Return Fund defines a “foreign issuer” as a foreign government or a company organized under the laws of a foreign country. Under this definition, a company could be incorporated in a foreign country, yet derive substantial revenue from, and have substantial assets in, the U.S. Please either (a) revise this definition of “foreign issuer” to include a criterion that establishes that an issuer is somehow economically tied to the country of its organization or (b) revise the Fund’s risk disclosure to state that, even though a foreign issuer may be organized in a foreign country, it may be subject to prevailing market conditions in the U.S.
Response: In response to the staff’s comment, Global Total Return Fund has included the following disclosure in the Amendment under the caption “Fund Risks — Foreign Securities Risk” in both the prospectus summary and in the body of the prospectus under the caption “Risk Factors”:
“Based upon the Fund’s test for determining whether an issuer is a ‘foreign issuer’ as described above, it is possible that an issuer of securities in which the Fund invests could be organized under the laws of a foreign country, yet still conduct a substantial portion of its business in the U.S. or have substantial assets in the U.S. In this case, such a ‘foreign issuer’ may be subject to the market conditions in the U.S. to a greater extent than it may be subject to the market conditions in the country of its organization.”
4. Comment: With respect to the example calculations for the 1, 3, 5, and 10 year periods following the fee table, explain to the staff in which specific columns the adviser’s fee waivers and reimbursements are reflected with respect to Convertible Opportunities and Income Fund and Convertible and High Income Fund.

United States Securities and Exchange Commission
February 22, 2008

     Response: With respect to Convertible Opportunities and Income Fund, because Calamos’ fee waiver extends through 2010 (as described in footnote 6), the fee waiver is assumed to be in effect for all or a portion of the “1 year” and “3 years” columns of the expense example. Because the hypothetical expense figures in each column are cumulative expense totals, however, the figures shown in all of the columns also reflect the effect of the fee waiver in that they include the Fund’s hypothetical expenses incurred through 2010. With respect to Convertible and High Income Fund, because Calamos’ fee waiver extends through 2011 (as described in footnote 6), the fee waiver is assumed to be in effect for all or a portion of the “1 year”, “3 years” and “5 years” columns of the expense example. Because the hypothetical expense figures in each column are cumulative expense totals, however, the figures shown in all of the columns also reflect the effect of the fee waiver in that they include the Fund’s hypothetical expenses incurred through 2011.
5. Comment: Consistent with the Funds’ response to comment 15 set forth in the Funds’ letter to the Commission dated January 30, 2008 (the “Response Letter”), include disclosure in the prospectuses for the Global Total Return Fund and the Strategic Total Return Fund to reflect that the Funds use the term “dynamic” to describe Calamos’ ability to manage the Funds’ portfolios over different market cycles on a long-term basis, as opposed to engaging in an active turnover of securities.
Response: The following changes have been made in the Amendment for Global Total Return Fund in response to the staff’s comment: “Calamos will dynamically allocate the Fund’s investments among multiple asset classes (rather than maintaining a fixed or static allocation), seeking to obtain an appropriate balance of risk and reward on a long-term basis through all market cycles using multiple strategies and combining them to seek to achieve favorable risk adjusted returns.” (Emphasis added.)
The following changes have been made in the Amendment for Strategic Total Return Fund in response to the staff’s comment: “Calamos will dynamically allocate the Fund’s investments among multiple asset classes (rather than maintaining a fixed or static allocation), seeking to obtain an appropriate balance of risk and reward on a long-term basis through all market cycles using multiple strategies and combining them to seek to achieve favorable risk adjusted returns.” (Emphasis added.)
6. Comment: Please confirm that the Funds’ response to comment 19 set forth in the Response Letter regarding “REIT Risk” is still accurate in light of the continuing deterioration of U.S. credit markets.
Response: The Funds confirm their view as set forth in the Response Letter that the current problems associated with the sub-prime loan and mortgage markets primarily

United States Securities and Exchange Commission
February 22, 2008

relate to residential real estate, and not the commercial real estate that underlies the Funds’ investments in REITs. Accordingly, the Funds continue to believe that additional risk disclosure regarding the Funds’ REIT investments is not necessary and further note that the Funds’ present and anticipated investments in REIT securities are minimal.
7. Comment: Please supplement the following disclosure included in each Fund’s Pre-Effective Amendment No. 1 in response to the Commission’s original comment 21 to state that the Funds’ Board monitors any differing interests that may arise between Calamos and the Funds regarding the Funds’ use of leverage: “Consequently, the Fund and Calamos may have differing interests in determining whether to leverage the Fund’s assets.”
Response: The Funds have added the following disclosure after the sentence quoted above in the Amendments: “The Fund’s Board of Trustees monitors any potential conflicts of interest on an ongoing basis.”
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     If you have any questions or comments, please contact the undersigned at (312) 609-7742.
Sincerely,
Robert W. Dixon
RWD/tas